Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
TOTAL Finance USA, Inc. Employee Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-13214) on Form S-8 of TOTAL S.A. (Formerly Total Fina Elf S.A.) of our report dated June 23, 2004, with respect to the statements of net assets available for plan benefits of TOTAL Finance USA, Inc. Employee Savings Plan (formerly Total Fina Elf Finance USA, Inc. Employee Savings Plan) as of December 31, 2003 and 2002, the statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of TOTAL Finance USA, Inc. Employee Savings Plan (formerly Total Fina Elf Finance USA, Inc. Employee Savings Plan).

/s/ KPMG LLP

Houston, Texas
June 23, 2004